SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

______________________________________________________________________________

Name:      CPG JP Morgan Alternative Strategies Fund, LLC

Address of Principal Business Offices  (No. & Street, City, State, Zip Code):
12 East 49th Street
New York, New York  10017

Telephone Number (including area code):      (212) 317-9200

Name and address of agent for service of process:

Mitchell A. Tanzman
c/o Central Park Advisers, LLC
12 East 49th Street
New York, New York  10017

Copy to:

Stuart H. Coleman, Esq.
Gary L. Granik, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York  10038

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes           [X]           No           [   ]

               Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification to be duly signed on its behalf in the City of New York and State of New York on the 5th day of August, 2010.

CPG JP MORGAN ALTERNATIVE STRATEGIES FUND, LLC

By:	/s/ Mitchell A. Tanzman
	Name:	Mitchell A. Tanzman
	Title:	Authorized Person